UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Legend oil and gas, ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

52490C101

(CUSIP Number)

Sean M. McAvoy

c/o Hillair Capital Management LLC

345 Lorton Ave, Suite 303

Burlingame, California 94010

United States of America

Tel. No.: (415) 306-6945

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 25, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hillair Capital Investments L.P. ID # 90-0809696
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 1,160,128,550 (1)
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 1,160,128,550 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,160,128,550 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.79%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hillair Capital Management LLC ID # 27-2577240
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,160,128,550 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,160,128,550 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,160,128,550 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.79%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sean M. McAvoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 1,160,128,550 (1)
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 1,160,128,550 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,160,128,550 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.79%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on (i) 942,083,273 shares of Common Stock of the Issuer issued and outstanding, as stated by the Issuer in its most recently filed Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2016, (ii) 321,456,675 shares of Common Stock issuable upon conversion of the Company’s Series B Convertible Preferred Stock beneficially owned by the Reporting Persons (as defined below in Item 5), (iii) 47,980,000 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on January 29, 2016 and beneficially owned by the Reporting Persons, (iv) 13,692,933 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on March 25, 2016 and beneficially owned by the Reporting Persons, (v) 38,340,200 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on April 7, 2016 and beneficially owned by the Reporting Persons, (vi) 15,336,080 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on May 27, 2016, (vii) 11,000,000 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on July 5, 2016, (viii) 18,333,333 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on July 27, 2016, (ix) 12,833,333 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on August 22, 2016, (x) 14,666,666 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on October 31, 2016, (xi) 10,083,333 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on November 29, 2016, (xii) 11,000,000 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on December 16, 2016, (xiii) 12,833,333 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on January 3, 2017, and (xiv) 25,666,666 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on January 25, 2017 and beneficially owned by the Reporting Persons for an aggregate of 1,472,389,159 shares of Common Stock.

Item 1. Security and Issuer

This Amendment No. 6 (this “Amendment”) to the statement on Schedule 13D filed with the Securities and Exchange Commission on May 11, 2015 (the “Original Statement”), as amended and supplemented through the date of this Amendment No. 6, relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Legend Oil and Gas, Ltd., a Colorado corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 555 North Point Center East, Suite 410, Alpharetta, Georgia 30022. Information contained in the Original Statement remains effective except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Statement is hereby amended and supplemented by adding the following information

(a)	As of the date hereof, each of the Reporting Persons (as defined below) may be deemed to be the beneficial owner of 1,160,128,550 (1) Shares, constituting 78.79% of the outstanding shares of Common Stock of the Issuer, based on 1,472,389,159 (2) issued and outstanding shares of Common Stock as of January 25, 2017.

(b)	Each of the Reporting Persons (i) has the sole power to vote or direct the vote of no Shares; (ii) has the shared power to vote or direct the vote of 1,160,128,550 Shares; (iii) has the sole power to dispose or direct the disposition of no Shares; and (iv) has the shared power to dispose or direct the disposition of 1,160,128,550 Shares.

Hillair Capital Management LLC (“Hillair Management”) is the investment advisor to Hillair Capital Investments L.P., a Cayman Islands limited partnership (“Hillair Investments”). By virtue of such relationship, Hillair Management may be deemed to have dispositive power over the shares owned by Hillair Investments. Hillair Management disclaims beneficial ownership of such shares.

As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Hillair Capital, Hillair Management, and Sean McAvoy (“McAvoy” and, collectively with Hillair Investments and Hillair Management, the “Reporting Persons” and, each, a “Reporting Person”) each beneficially own 1,160,128,550 Shares of the Issuer, representing approximately 78.79% of the Shares. Hillair Management, and McAvoy do not directly own any Shares, but each indirectly owns 1,160,128,550 shares of Common Stock. Hillair Management indirectly owns 1,160,128,550 Shares because it serves as the investment manager of Hillair Investments, which directly holds 1,160,128,550 Shares. McAvoy indirectly owns 1,160,128,550 Shares in his capacity as manager of Hillair Management.

(c)	On January 25, 2017, the Reporting Persons have acquired the 25,666,666 Shares through the purchase of Original Issue Discount Senior Convertible Debentures (the “January 25 Debentures”) with a principal amount of $770,000.00, convertible into 25,666,666 Shares in a private placement on January 25, 2017. No additional consideration will be paid upon the conversion of the January 25 Debentures.

(1)	Includes 604,155,998 shares of Common Stock beneficially owned by the Reporting Persons, (ii) 321,456,675 shares of Common Stock issuable upon conversion of the Company’s Series B Convertible Preferred Stock beneficially owned by the Reporting Persons, (iii) 47,980,000 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on January 29, 2016 and beneficially owned by the Reporting Persons, (iv) 13,692,933 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on March 25, 2016 and beneficially owned by the Reporting Persons, (v) 38,340,200 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on April 7, 2016 and beneficially owned by the Reporting Persons, (vi) 15,336,080 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on May 27, 2016 and beneficially owned by the Reporting Persons, (vii) 11,000,000 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on July 5, 2016, (viii) 18,333,333 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on July 27, 2016 and beneficially owned by the Reporting Persons, (ix) 12,833,333 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on August 22, 2016 and beneficially owned by the Reporting Persons, (x) 14,666,666 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on October 31, 2016, (xi) 10,083,333 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on November 29, 2016, (xii) 11,000,000 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on December 16, 2016, (xiii) 12,833,333 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on January 3, 2017, and (xiv) 25,666,666 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on January 25, 2017 and beneficially owned by the Reporting Persons.

(2)	Includes 942,083,273 shares of Common Stock of the Issuer issued and outstanding, as stated by the Issuer in its most recently filed Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2016, (ii) 321,456,675 shares of Common Stock issuable upon conversion of the Company’s Series B Convertible Preferred Stock beneficially owned by the Reporting Persons, (iii) 47,980,000 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on January 29, 2016 and beneficially owned by the Reporting Persons, (iv) 13,692,933 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on March 25, 2016 and beneficially owned by the Reporting Persons, (v) 38,340,200 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on April 7, 2016 and beneficially owned by the Reporting Persons, (vi) 15,336,080 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on May 27, 2016 and beneficially owned by the Reporting Persons; (vii) 11,000,000 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on July 5, 2016, (viii) 18,333,333 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on July 27, 2016 and beneficially owned by the Reporting Persons, (ix) 12,833,333 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on August 22, 2016 and beneficially owned by the Reporting Persons, (x) 14,666,666 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on October 31, 2016, (xi) 10,083,333 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on November 29, 2016, (xii) 11,000,000 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on December 16, 2016, (xiii) 12,833,333 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on January 3, 2017, and (xiv) 25,666,666 shares of Common Stock issuable upon conversion of the Company’s Original Issue Discount Senior Convertible Debenture issued on January 25, 2017 and beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated January 26, 2017, among Hillair Investments, Hillair Management and Sean McAvoy.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2017
(Date)

Hillair Capital Investments L.P.

By:	/s/ Sean M. McAvoy
	Name:	Sean M. McAvoy
	Title:	Authorized Signatory

Hillair Capital Management LLC*

By:	/s/ Sean M. McAvoy
	Name:	Sean M. McAvoy
	Title:	Authorized Signatory

/s/ Sean M. McAvoy
Sean M. McAvoy*

*This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of its pecuniary interest therein.